Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Merus N.V.:

We consent to the incorporation by reference in the registration statement (No. 333-211497) on Form S-8 and in the registration statement (No. 333-218432) on Form F-3 of Merus N.V. of our report dated April 3, 2019, with respect to the consolidated statements of financial position of Merus N.V. as of December 31, 2018 and 2017, the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, which report appears in the December 31, 2018 annual report on Form 20-F of Merus N.V.

Our report refers to the adoption of International Financial Reporting Standard 15 Revenue from Contracts with Customers.

/s/ KPMG Accountants N.V.

Amstelveen, The Netherlands

April 3, 2019